1158 Broadway
Hewlett, New York 11557
Phone:  516-374-7600
Fax: 516-295-7216

November 2, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:	DCAP Group, Inc. Form 10-KSB for fiscal year ended December 31, 2004 Filed March 31, 2005 File No. 000-01665

Gentlemen:

This is in response to the Staff’s verbal comments of October 27, 2005 with regard to the above referenced filing, the Staff’s comment letter dated August 25, 2005 and our response letter dated September 19, 2005.

Comment No.	Response
1.
The following sentences are added at the end of the “Allowance for finance receivable losses” paragraph with regard to the sensitivity of our operations to the allowance.

“For 2004, if our allowance for finance receivable losses was understated by 5% because our actual write-offs were greater than anticipated, the effect would have been a reduction in our earnings per share by approximately $.04 (basic). We began to internally finance premium finance contracts in July 2003. Accordingly, no comparative figures are available for 2003.”

3.
The following is a revised discussion of our commission recognition policy. The added language has been bolded and underlined.

“We recognize commission revenue from insurance policies at the beginning of the contract period, except for commissions that are receivable annually on a contingent basis, for which we recognize the commission revenue ratably during a fiscal year based upon estimates of the contingent revenue to be received.  Full fiscal year figures for such contingent commissions are based upon amounts actually received from insurers for the fiscal year.  Refunds of

Securities and Exchange Commission
November 2, 2005

commissions on the cancellation of insurance policies are reflected at the time of cancellation. During the years ended December 31, 2004 and 2003, approximately $1,355,000 and $630,000, respectively, were recognized as contingent commission revenue. There has been an industry-wide change in the method by which insurance brokers are compensated by insurers, many of which no longer pay contingent commissions. As a result, in 2005, our base commissions have increased, and no contingent commission revenue has been recognized for the fiscal year ended December 31, 2005.”

4.	With regard to Paragraph 22 of SFAS 45, the Staff is advised that no material revenues from the sale of franchises were recognized during either of the years ended December 31, 2004 or 2003.
6.	The Staff is advised that the amount of eligible receivables for purposes of our premium finance credit agreement will be disclosed in future filings.

                                                                                    Very truly yours,

                                                                                    DCAP GROUP, INC.

                                                                                                By: /s/ Barry Goldstein
                                                                                                      Barry Goldstein
                                                                                                      Chief Executive Officer and President